

October 16, 2018

Maria T. Shields
Chief Financial Officer
ANSYS Inc.
2600 ANSYS Drive
Canonsburg, PA 15317

      Re: ANSYS Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed February 22, 2018
             Form 10-Q for the Quarterly Period Ended March 31, 2018
             Filed May 3, 2018
             File No. 000-20853

Dear Ms. Shields:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

                Sincerely,

                /s/ Kathleen Collins

                Division of Corporation Finance
                Office of Information Technologies
                and Services